Exhibit 6.6

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) dated as of the ___ day of June, 2021, (the “Start Date”), by and among Life Clips Inc., a Nevada corporation with its principal office located at 18851 NE 29th Ave., Suite 700, Aventura, FL 33180 (“LCLP” or the “Company”), and Victoria Rudman, with an address located at __________________________________________ (“Employee”).

W I T N E S S E T H:

WHEREAS, LCLP wishes to employ Employee, and Employee wishes to be employed by LCLP, on the terms and conditions hereinafter set forth; and

NOW, THEREFORE, in consideration of the mutual promises set forth in this Agreement, the parties agree as follows:

1. Employment and Duties.

A. Subject to the terms and conditions hereinafter set forth, the Company hereby employs Employee as the Company’s Chief Financial Officer (the “Position”) during the Term, as hereinafter defined. Employee shall have the duties and responsibilities associated with the Position. Employee shall report to the President and the Board of Directors of the Company (the “Board”). Employee shall also perform such other duties and responsibilities as may be determined by the Board or President, as long as such duties and responsibilities are reasonable and consistent with the Position. The Company and Employee acknowledge and agree that the Board or the President may, from time to time and at any time, assign Employee to perform services and duties of an executive or financial nature reasonably consistent with her duties and authority hereunder for other entities owned by the Company. Employee shall (1) devote substantially all of her working time, attention, and energy, using her best efforts, to perform her duties and provide her services under this Agreement; (2) faithfully and competently serve and further the interests of the Company in every lawful way, giving honest, diligent, loyal, and cooperative service to the Company; (3) discharge all such duties and perform all such services as aforesaid in a timely manner; and (4) comply with all lawful policies which from time to time may be in effect at the Company or that the Company adopts.

B. The “Term” shall mean the period commencing on the Start Date and ending on the three (3) year anniversary of the Start Date.

2. Conflicts of Interest. Employee represents, warrants and agrees that she is not presently engaged in, nor shall she during the term of her employment with the Company enter into, any employment, consulting or agency relationship or agreement with any third party whose interests would be reasonably expected to conflict with those of any of the Company. Employee further represents, warrants and agrees that she does not presently, nor shall she, during the term of her employment with the Company, possess any significant interest, directly or indirectly, in any third party whose interests would be reasonably expected to conflict with those of any of the Company.

3. Employee’s Performance. Employee hereby accepts the employment contemplated by this Agreement. During the Term, Employee shall perform her duties diligently, in good faith and in a manner consistent with the best interests of the Company and shall devote her business time to the performance of her duties under this Agreement.

4.Compensation and Other Benefits. For her services during the Term, the Company shall pay Employee:

(a) a yearly salary (“Salary”) of $100,000 (One Hundred Thousand Dollars). All Salary payments shall be payable in such installments as the Company regularly pays its Employee officers, but not less frequently than monthly;

(b) Equity Compensation to be vested on the schedule set forth on Schedule A, attached hereto.

5. Reimbursement of Expenses. The Company shall reimburse Employee, upon presentation of proper expense statements and receipts, for all preapproved in writing, authorized, ordinary and necessary out-of-pocket expenses reasonably incurred by Employee during the Term in connection with the performance of her services pursuant to this Agreement in accordance with the Company’s expense reimbursement policy.

6. Termination of Employment. The Company may terminate this Agreement and Employee’s employment pursuant to this Agreement immediately for any reason whatsoever, in which event no further compensation shall be payable to Employee subsequent to the date of such termination except for the accrued Salary during the Term earned prior to the date of termination.

7. Trade Secrets and Proprietary Information.

(a) Employee recognizes and acknowledges that the Company, through the expenditure of considerable time and money, has developed and will continue to develop in the future confidential information. “Confidential information” shall mean all information of a proprietary or confidential nature relating to Covered Persons, including, but not limited to, such Covered Person’s trade secrets or proprietary information, confidential know-how, and marketing, services, products, business, research and development activities, inventions and discoveries, whether or not patentable, and information concerning such Covered Person’s services, business, customer or client lists, proposed services, marketing strategy, pricing policies and the requirements of its clients and relationships with its lenders, suppliers, licensors, licensees and others with which a Covered Person has a business relationship, financial or other data, technical data or any other confidential or proprietary information possessed, owned or used by the Company, the disclosure of which could or does have a material adverse effect on the Company, its businesses, any business in which it proposes to engage. Employee agrees that she will not at any time use or disclose to any person any confidential information relating to the Company or any affiliate of the Company or any client of the Company which provided confidential information to Employee; provided, however, that nothing in this Section 7(a) shall be construed to prohibit Employee from using or disclosing such information if she can demonstrate that such information (i) became public knowledge other than by or as a result of disclosure by a person not having a right to make such disclosure or (ii) was disclosure that was authorized by the Company. The term “Covered Person” shall include the Company and subsidiaries and any other person who provides information to the Company pursuant to a secrecy or non-disclosure agreement.

(b) In the event that any confidential information is required to be produced by Employee pursuant to legal process (including judicial process or governmental administrative subpoena), Employee shall give the Company notice of such legal process within a reasonable time, but not later than ten business days prior to the date such disclosure is to be made, unless Employee has received less notice, in which event Employee shall immediately notify the Company. The Company shall have the right to object to any such disclosure, and if the Company objects (at the Company’s cost and expense) in a timely manner so that Employee is not subject to penalties for failure to make such disclosure, Employee shall not make any disclosure until there has been a court determination on the Company’s objections. If disclosure is required by a court order, final beyond right of review, or if the Company does not object to the disclosure, Employee shall make disclosure only to the extent that disclosure is required by the court order, and Employee will exercise reasonable efforts at the Company’s expense, to obtain reliable assurance that confidential treatment will be accorded the Confidential Information.

(c) Employee shall, upon expiration or termination of the Term, or earlier at the request of the Company, turn over to the Company or destroy all documents, papers, computer disks or other material in Employee’s possession or under Employee’s control which may contain or be derived from confidential information. To the extent that any confidential information is on Employee’s hard drive or other storage media, she shall, upon the request of the Company, cause either such information to be erased from her computer disks and all other storage media or otherwise take reasonable steps to maintain the confidential nature of the material.

(d) Employee further realizes that any trading in the Company’s common stock or other securities or aiding or assisting others in trading in the Company’s common stock or other securities, including disclosing any non-public information concerning the Company or its affiliates to a person who uses such information in trading in the Company’s common stock or other securities, may constitute a violation of federal and state securities laws. Employee will not engage in any transactions involving the Company’s common stock or other securities while in the possession of material non-public information in a manner that would constitute a violation of federal and state securities laws.

(e) For the purposes of this Agreement, the term “Company” shall include the Company, its subsidiaries and affiliates.

8. Covenant Not To Solicit or Compete.

(a) During the period from the date of this Agreement until two years following the date on which Employee’s employment is terminated, Employee will not, directly or indirectly:

(i) persuade or attempt to persuade any person which is or was a customer, client or supplier of the Company to cease doing business with the Company, or to reduce the amount of business it does with the Company (the terms “customer” and “client” as used in this Section 8 to include any potential customer or client to whom the Company submitted bids or proposals, or with whom the Company conducted negotiations, during the term of Employee’s employment or consulting relationship hereunder or during the twelve (12) months preceding the termination of her employment or consulting relationship, as the case may be);

(ii) solicit for herself or any other person other than the Company the business of any person which is a customer or client of the Company, or was a customer or client of the Company within one (1) year prior to the termination of her employment or consulting relationship;

(iii) persuade or attempt to persuade any employee of the Company, or any individual who was an employee of the Company during the one (1) year period prior to the lawful and proper termination of this Agreement, to leave the Company’s employ, or to become employed by any person in any business in the United States whether as an officer, director, consultant, partner, guarantor, principal, agent, employee, advisor or in any manner, which directly competes with the business of the Company as it is engaged in at the time of the termination of this Agreement, provided, however, that nothing in this Section 8 shall be construed to prohibit the Employee from owning an interest of not more than five (5%) percent of any public company engaged in such activities.

(b) During the period from the date of this Agreement until Employee’s employment is terminated, Employee will not, directly or indirectly become an officer, director, more than 5% stockholder, partner, associate, employee, owner, proprietor, agent, creditor, independent contractor, co-venturer or otherwise, or be interested in or associated with any other corporation, firm or business engaged in the Territory (as hereinafter defined) in the same or any similar business competitive with that of the Company (including the Company’s present and future subsidiaries and affiliates) as such business shall exist on the day of this Agreement and during Employee’s Term. The territory of this Agreement shall be throughout the United States (the “Territory”)

(c) Employee will not, during or after the Term, make any disparaging statements concerning the Company, its business, officers, directors and employees that could injure, impair, damage or otherwise affect the relationship between the Company, on the one hand, and any of the Company’s employees, suppliers, customers, clients or any other person with which the Company has or may conduct business or otherwise have a business relationship of any kind and description; provided, however, that this sentence shall not be construed to prohibit either from giving factual information required to be given pursuant to legal process, subject to the provisions of Section 7(b) of this Agreement. The Company will not make any disparaging statements concerning Employee. This Section 8(c) shall not be construed to prohibit either party from giving factual information concerning the other party in response to inquiries that such party believes are bona fide.

(d) The Employee acknowledges that the restrictive covenants (the “Restrictive Covenants”) contained in Sections 7 and 8 of this Agreement are a condition of her employment and are reasonable and valid in geographical and temporal scope and in all other respects. If any court determines that any of the Restrictive Covenants, or any part of any of the Restrictive Covenants, is invalid or unenforceable, the remainder of the Restrictive Covenants and parts thereof shall not thereby be affected and shall remain in full force and effect, without regard to the invalid portion. If any court determines that any of the Restrictive Covenants, or any part thereof, is invalid or unenforceable because of the geographic or temporal scope of such provision, such court shall have the power to reduce the geographic or temporal scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable.

(e) Nothing in this Section 8 shall be construed to prohibit Employee from owning a passive, non-management interest of less than 5% in any public company that is engaged in activities prohibited by this Section 8.

9. Injunctive Relief. Employee agrees that her violation or threatened violation of any of the provisions of Sections 7 or 8 of this Agreement shall cause immediate and irreparable harm to the Company. In the event of any breach or threatened breach of any of said provisions, Employee consents to the entry of preliminary and permanent injunctions by a court of competent jurisdiction prohibiting Employee from any violation or threatened violation of such provisions and compelling Employee to comply with such provisions. This Section 9 shall not affect or limit, and the injunctive relief provided in this Section 10 shall be in addition to, any other remedies available to the Company at law or in equity or in arbitration for any such violation by Employee. Subject to Section 8(c)of this Agreement, the provisions of Sections 7, 8 and 9 of this Agreement shall survive any termination of this Agreement and Employee’s employment and consulting relationship pursuant to this Agreement.

10. Indemnification. The Company shall provide Employee with payment of legal fees and indemnification to the maximum extent permitted by the Company’s or the Company’s, as the case may be, certificate of incorporation, by-laws and applicable law. The Company shall provide Employee with the same indemnification as are provided by the Company to officers and directors of its subsidiaries and, if Employee is an officer or director of the Company, The Company shall provide Employee with the same indemnification as the Company provides for its officers and directors.

11. Representations by the Parties.

(a) Employee represents, warrants, covenants and agrees that she has a right to enter into this Agreement, that she is not a party to any agreement or understanding, oral or written, which would prohibit performance of her obligations under this Agreement, and that she will not use in the performance of her obligations hereunder any proprietary information of any other party which she is legally prohibited from using.

(b) The Company represents, warrants and agrees that it has full power and authority to execute and deliver this Agreement and perform its obligations hereunder.

12. Miscellaneous.

(a) Any notice, consent or communication required under the provisions of this Agreement shall be given in writing and sent or delivered by hand, overnight courier or messenger service, against a signed receipt or acknowledgment of receipt, or by registered or certified mail, return receipt requested, or telecopier or similar means of communication if receipt is acknowledged or if transmission is confirmed by mail as provided in this Section 12(a), to the parties at their respective addresses set forth at the beginning of this Agreement or with notice to the Company being sent to the attention of the individual who executed this Agreement on its behalf. Any party may, by like notice, change the person, address or telecopier number to which notice is to be sent. If no telecopier number is provided for Employee, notice to him shall not be sent by telecopier.

(b) This Agreement shall in all respects be construed and interpreted in accordance with, and the rights of the parties shall be governed by, the laws of the State of Florida applicable to contracts executed and to be performed wholly within such State, without regard to principles of conflicts of laws. Each party hereby (i) consents to the exclusive jurisdiction of the federal courts in Florida, (ii) agrees that any process in any action commenced in such court under this Agreement may be served upon it or him personally, either (x) by certified or registered mail, return receipt requested, or by courier service which obtains evidence of delivery, with the same full force and effect as if personally served upon such party in Florida, or (y) by any other method of service permitted by law, and (iii) waives any claim that the jurisdiction of any such court is not a convenient forum for any such action and any defense of lack of in personam jurisdiction with respect thereof.

(c) If any term, covenant or condition of this Agreement or the application thereof to any party or circumstance shall, to any extent, be determined to be invalid or unenforceable, the remainder of this Agreement, or the application of such term, covenant or condition to parties or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant or condition of this Agreement shall be valid and be enforced to the fullest extent permitted by law, and any court or arbitrator having jurisdiction may reduce the scope of any provision of this Agreement, including the geographic and temporal restrictions set forth in Section 8 of this Agreement, so that it complies with applicable law.

(d) This Agreement constitutes the entire agreement of the Company and Employee as to the subject matter hereof, superseding all prior or contemporaneous written or oral understandings or agreements, including any and all previous employment agreements or understandings, all of which are hereby terminated, with respect to the subject matter covered in this Agreement. This Agreement may not be modified or amended, nor may any right be waived, except by a writing which expressly refers to this Agreement, states that it is intended to be a modification, amendment or waiver and is signed by both parties in the case of a modification or amendment or by the party granting the waiver. No course of conduct or dealing between the parties and no custom or trade usage shall be relied upon to vary the terms of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(e) No party shall have the right to assign or transfer any of its or her rights hereunder except that the Company’s rights and obligations may be assigned in connection with a merger of consolidation of the Company or a sale by the Company of all or substantially all of its business and assets.

(f) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, executors, administrators and permitted assigns.

(g) The headings in this Agreement are for convenience of reference only and shall not affect in any way the construction or interpretation of this Agreement.

(h) This Agreement may be executed in counterparts, each of which when so executed and delivered will be an original document, but both of which counterparts will together constitute one and the same instrument.

13. Final Agreement. This agreement supersedes all employment agreements between the Company and the Employee. In settlement of any obligations under prior agreements, the Employee acknowledges payment of all amounts due under the prior arrangement.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

LIFE CLIPS INC.

By:
Name:
Title:

EMPLOYEE:

Victoria Rudman

SCHEDULE A

1. Yearly Bonus

a.	Upon the Execution hereof, the Employee shall be granted a warrant to purchase 2% of the issued and outstanding shares of the Company at the time of exercise. The warrant shall have a 5-year term.

b.	Upon the first anniversary of the Execution hereof the Employee shall be granted a warrant to purchase 2% of the issued and outstanding shares of the Company at the time of exercise. The warrant shall have a 5-year term.

c.	Upon the first anniversary of the Execution hereof the Employee shall be granted a warrant to purchase 2% of the issued and outstanding shares of the Company at the time of exercise. The warrant shall have a 5-year term.

Should the Employee be terminated for any reason other than Cause, then the above referenced Yearly Bonuses shall automatically vest on such termination date.

2. Performance Bonus

a.	As the Company relies on the Employee to perform due diligence on acquisitions thereby providing a valuable service to the Company outside the scope of her employment, upon the Company making an acquisition Employee shall be entitled to a bonus equal to 2% of the value of the acquisition. The value shall be equal to the amount paid by the Company in cash, stock or other consideration plus the value of any debt assumed.

b.	The Board of Directors in its sole and absolute discretion may grant Employee additional bonuses not otherwise contemplated hereby

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